Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road, Tsim Sha Tsui, Kowloon, Hog Kong

July 12, 2024

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Scott Anderegg

Dietrich King

Re:	Click Holdings Limited

Registration Statement on Form F-1

Filed June 27, 2024

File No. 333-280522

Ladies and Gentlemen:

We are hereby transmitting the response of Click Holdings Limited, a British Virgin Islands limited company (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 10, 2024, regarding the Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Commission on June 27, 2024. An Amendment No. 1 to the Registration Statement (the “Amended No.1 to the Registration Statement”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Registration Statement on Form F-1 filed June 27, 2024

Capitalization, page 46

Please tell us how you gave effect to the issuance and sale of 400,000 shares in private placement subsequent to December 31, 2023 in the pro forma and pro forma as adjusted columns.

Response: To address the Staff’s comment, we have revised our disclosure on page 46 of the Amended No.1 to the Registration Statement.

Dilution, page 47

2.	Please tell us how you reflected the issuance of 400,000 new ordinary shares for $512,821 on February 7, 2024 in your dilution disclosure.

Response: To address the Staff’s comment, we have revised our disclosure on page 47 of the Amended No.1 to the Registration Statement.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s filing of its Registration Statement. We respectfully request that you provide us with any additional comments on or before July 24, 2024. Should you have any questions or concerns, please kindly contact our U.S. securities counsel, Megan J. Penick, Esq., of Dorsey & Whitney, LLP, by telephone at (201) 892-9525 or email at penick.megan@dorsey.com.

Sincerely,

/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Officer
Click Holdings Limited